LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS THIRD FISCAL QUARTER RESULTS

-- Third Quarter Net Income of $51.4 Million, or $0.50 per Diluted Share --

-- Results Include Net Non-Cash Charges of $20.5 million, or $0.15 per Diluted Share --

-- Assets Under Management of $710 billion --

Baltimore, Maryland - February 1, 2017 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2016. The Company reported net income[1] of $51.4 million, or $0.50 per diluted share, as compared to net income of $66.4 million, or $0.63 per diluted share, in the previous quarter, and a net loss of $138.6 million, or $1.31 per diluted share, in the third quarter of fiscal 2016. The current quarter's results included non-cash impairment charges of $35.0 million, or $0.25 per diluted share related to intangible assets at RARE Infrastructure and the Permal trade-name. The current quarter's results also included acquisition and transition-related charges of $3.0 million, or $0.02 per diluted share, as compared to charges of $13.2 million, or $0.09 per diluted share, last quarter. In addition, the current quarter included a credit of $14.5 million, or $0.10 per diluted share, related to contingent consideration fair value adjustments, compared to a similar credit of $7.0 million, or $0.05 per diluted share, in the prior quarter. The current quarter also included a gain of $4.0 million, or $0.03 per diluted share, on the sale of Legg Mason Poland. The prior year quarter included non-cash impairment charges related to intangible assets of $371.0 million, or $2.79 per diluted share. For the current quarter, operating revenues were $715.2 million, down 4% from $748.4 million in the prior quarter, and up 8% compared to $659.6 million in the third quarter of fiscal 2016. Operating expenses were $604.1 million, down 3% from $620.7 million in the prior quarter, and down 33% from $900.2 million in the third quarter of fiscal 2016.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.22 per share.

	Quarters Ended			Nine Months Ended	
Financial Results	Dec	Sep	Dec	Dec	Dec
(Amounts in millions, except per share amounts)	2016	2016	2015	2016	2015
Operating Revenues	$ 715.2	$ 748.4	$ 659.6	$ 2,163.8	$ 2,041.3
Operating Expenses	604.1	620.7	900.2	1,851.4	2,024.4
Operating Income (Loss)	111.2	127.6	(240.6)	312.4	16.9
Net Income (Loss)[1]	51.4	66.4	(138.6)	151.3	20.2
Net Income (Loss) Per Share - Diluted[1]	0.50	0.63	(1.31)	1.43	0.17
Assets Under Management					
(Amounts in billions)					
End of Period Assets Under Management	$ 710.4	$ 732.9	$ 671.5	$ 710.4	$ 671.5
Average Assets Under Management	716.7	742.1	683.0	719.7	692.5

(1)   Net Income (Loss) Attributable to Legg Mason, Inc.

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Comments on the Third Quarter of Fiscal Year 2017 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "During the quarter, Legg Mason delivered operating results that were in line with market expectations, after excluding some non-cash charges, while continuing to drive strategic progress despite significant industry headwinds. The Company's operating results reflect higher non-pass through performance fees for the quarter and our continued focus on managing costs. Outflows for the quarter were impacted by challenging industry trends for active managers and driven by US equity and alternative strategies, partially offset by fixed income inflows. Investment performance improved during the quarter, and Legg Mason's global distribution platform had positive net flows for the twelfth time in the last thirteen quarters.

"We remain focused on continuing to expand choice for our clients through product innovation, translating our investment capabilities from legacy and new managers into new products and vehicles that meet evolving investor needs.   Additionally, we will continue developing technology to further support our distribution partners, as they look to better serve clients.

"Going forward, we see significant opportunity for active asset managers who provide distinct investment styles and who embrace the need to evolve their business models to better serve clients.   As we begin 2017, we look forward to welcoming our two new Directors from the Shanda group and we believe that our ability to efficiently and effectively deliver investment performance in relevant vehicles to our investor clients will be a winning long-term strategy.   And as always, we intend to be thoughtful in how we allocate capital, to invest in the business and return cash to shareholders through dividends and share repurchases."

Assets Under Management of $710.4 Billion

Assets Under Management ("AUM") were $710.4 billion at December 31, 2016 compared with $732.9 billion at September 30, 2016, driven by outflows of $10.9 billion, $8.4 billion in negative foreign exchange, $2.3 billion in negative market performance and $0.9 billion related to the sale of Legg Mason Poland. AUM was up 6% from $671.5 billion at December 31, 2015.

- For the quarter, long-term net outflows of $4.0 billion included equity outflows of $3.7 billion and alternative outflows of $0.8 billion, which were partially offset by fixed income inflows of $0.5 billion. Liquidity outflows were $6.9 billion.
- At December 31, 2016, fixed income represented 54% of AUM, while equity represented 24%, liquidity represented 12% and alternatives represented 10%.
- By geography, 68% of AUM was from clients domiciled in the United States and 32% from non-US domiciled clients.
- Average AUM during the quarter was $716.7 billion compared to $742.1 billion in the prior quarter and $683.0 billion in the third quarter of fiscal year 2016. Average long-term AUM was $625.8 billion compared to $631.9 billion in the prior quarter and $559.8 billion in the third quarter of fiscal year 2016.

Comparison to the Second Quarter of Fiscal Year 2017

Net income was $51.4 million, or $0.50 per diluted share, as compared with net income of $66.4 million, or $0.63 per diluted share, in the second quarter of fiscal year 2017. This quarter's results included non-cash impairment charges totaling $35.0 million, or $0.25 per diluted share, as well as contingent consideration credit adjustments of $14.5 million, or $0.10 per diluted share, compared to a credit of $7.0 million, or $0.05 per diluted share, in the prior quarter. The current quarter also included acquisition and transition-related costs at EnTrustPermal of $3.0 million, or $0.02 per diluted share, as compared with the prior quarter costs of $13.2 million, or $0.09 per diluted share. In addition, the current quarter included a $4.0 million gain, or $0.03 per diluted share, related to the sale of Legg Mason Poland, while the prior quarter included a $3.7 million loss, or $0.03 per diluted share on the termination of an interest rate swap contract.

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2

LEGG MASON
GLOBAL ASSET MANAGEMENT

- Operating revenues of $715.2 million were down 4% compared with $748.4 million in the prior quarter, as this quarter's results included $2.3 million of performance fees at Clarion that, per the terms of the acquisition, were passed through as compensation, as compared to $35.8 million of such fees in the prior quarter. In addition, revenues were also reduced reflecting lower average long-term AUM in the quarter. These decreases were partially offset by increased non-pass through performance fees of $20.7 million, compared with $6.1 million in the prior quarter.

- Operating expenses of $604.1 million were down 3% compared with $620.7 million in the prior quarter principally due to lower compensation related to the $33.5 million reduction in pass through of performance fees at Clarion. The current quarter included non-cash impairment charges of $35.0 million as well as $3.0 million in acquisition and transition-related costs compared with the prior quarter acquisition and transition-related costs of $13.2 million. The current quarter also included a credit of $14.5 million for contingent consideration fair value adjustments compared to a similar credit of $7.0 million in the prior quarter. Finally, current quarter expenses included a $1.5 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared to a gain of $5.4 million in the prior quarter.

- Non-operating expense was $20.2 million, as compared to $11.2 million in the prior quarter. Interest expense increased by $1.6 million primarily due to a full quarter of expense related to the $500 million junior subordinated debt issued in August. Gains on corporate investments, not offset in compensation, were $1.3 million compared with gains of $7.3 million last quarter.   Both quarters included gains on funded deferred compensation and seed investments, as described above. The current quarter included a gain of $4.0 million on the sale of Legg Mason Poland, while the prior quarter included a $3.7 million loss on the termination of an interest rate swap contract. In addition, the current quarter included $0.8 million in gains associated with the consolidation of sponsored investment vehicles compared to $6.2 million in gains in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 15.5% compared to 17.1% in the prior quarter. Operating margin, as adjusted[2], was 23.9%, as compared to 22.7% with the increase primarily due to lower acquisition and transition-related costs.

- Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $13.1 million compared to $14.4 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Comparison to the Third Quarter of Fiscal Year 2016

Net income was $51.4 million, or $0.50 per diluted share, as compared with a net loss of $138.6 million, or $1.31 per diluted share, in the third quarter of fiscal year 2016. This quarter's results included non-cash impairment charges totaling $35.0 million, or $0.25 per diluted share as well as contingent consideration credit adjustments of $14.5 million, or $0.10 per diluted share, compared to $26.4 million, or $0.25 per diluted share, in the prior year's quarter. The current quarter also included acquisition and transition-related costs at EnTrustPermal of $3.0 million, or $0.02 per diluted share. The prior year's third quarter included impairment charges of $371.0 million, or $2.79 per diluted share.

- Operating revenues of $715.2 million were up 8% compared with $659.6 million in the third quarter of fiscal year 2016, principally due to revenues related to the addition of recently-acquired Clarion and EnTrust as well as higher performance fees.

- Operating expenses of $604.1 million were down 33% compared with $900.2 million in the third quarter of fiscal year 2016. Excluding the non-cash impairment charge of $35.0 million in the current quarter and $371.0 million in the prior year quarter, operating expenses were up 8% primarily related to the addition of expenses of Clarion and Entrust and acquisition and transition-related costs of $3.0 million. The current quarter also included a credit of $14.5 million for a contingent consideration fair value adjustment. Further, the current quarter expenses included a $1.5 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared to $2.7 million in the prior year quarter.

(2)   See "Use of Supplemental Non-GAAP Financial Information."

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LEGG MASON
GLOBAL ASSET MANAGEMENT

- Non-operating expense was $20.2 million, compared to $1.6 million in the third quarter of fiscal year 2016. Interest expense increased $21.5 million primarily due to the issuance of additional debt to fund the Clarion and EnTrust acquisitions . Gains on corporate investments, not offset in compensation, were $1.3 million compared with losses of $2.8 million in the prior year quarter. The current quarter included a $4.0 million gain on the sale of Legg Mason Poland, while the prior year quarter also included a gain of $6.6 million on an Australian dollar hedge related to the RARE Infrastructure acquisition. Both quarters included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $0.8 million in gains associated with the consolidation of sponsored investment vehicles, as compared to $1.5 million in losses in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 15.5% as compared to negative 36.5% in the third quarter of fiscal year 2016 driven by the non-cash impairment charges in that quarter. Operating margin, as adjusted, was 23.9%, as compared to 20.6% in the third quarter of fiscal year 2016.

- Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $13.1 million, principally related to Clarion, EnTrustPermal, RARE and Royce, compared to $1.2 million in the prior year quarter.

Quarterly Business Developments and Recent Announcements

- On December 18, 2016, Legg Mason announced an agreement with Shanda Group, Legg Mason's largest shareholder, pursuant to which, among other things, Tianqiao Chen, Chairman and CEO of Shanda Group and a well-known technology entrepreneur in Asia, and Robert Chiu, President of Shanda Group and an executive with 25 years of international financial and technology experience, were appointed to the Legg Mason Board of Directors effective February 1, 2017. Mr. Chen is joining the Board as the Vice Chairman. In addition, Shanda Group announced plans to increase their stake in Legg Mason's common stock to up to 15% and agreed to invest at least $500 million in investment products with Legg Mason affiliates.

- The Legg Mason Global Infrastructure ETF (NASDAQ: INFR) which is sub-advised by RARE Infrastructure, was launched on December 30, 2016. The ETF seeks to provide income and capital appreciation through a diversified portfolio of global infrastructure securities across developed and emerging markets.

- InvestmentEurope named Legg Mason Global Asset Management its Group of the Year for 2016/2017, and ClearBridge Investments received a Fund Manager of the Year award in the Equities - North America Category for the LM ClearBridge US Large Cap Growth Fund.

- Legg Mason, Brandywine Global, ClearBridge Investments and Western Asset were all recognized by Pensions & Investments (P&I) in their Best Places to Work in Investment Management survey for 2016.

- On October 24, 2016, Legg Mason and Financial Guard signed an agreement with Blucora, Inc. (NASDAQ:BCOR), a leading provider of technology-enabled financial solutions to consumers, small businesses and tax professionals to provide customers of its TaxAct subsidiary with an automated advisory platform for retirement and other investment needs. Blucora and Financial Guard expect to launch the platform to advisors at its HD Vest subsidiary in 2017.

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4

LEGG MASON
GLOBAL ASSET MANAGEMENT

Quarterly Performance

At December 31, 2016:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	76%	68%	84%	82%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Alternatives	92%	100%	100%	n/a
Equity	62%	58%	67%	62%
Fixed Income	76%	73%	79%	83%
Total US Fund Assets	68%	65%	72%	71%

Of Legg Mason's long-term U.S. mutual fund assets, 47% were in funds rated 4 or 5 stars by Morningstar.

(3)   See "Supplemental Data Regarding Quarterly Performance."

Balance Sheet

At December 31, 2016, Legg Mason's cash position was $690 million. Total debt was $2.2 billion and stockholders' equity was $4.0 billion. The ratio of total debt to total capital was 36%, in line with the prior quarter. In the third fiscal quarter, the Company completed additional open market purchases of 3.0 million shares which reduced the weighted average shares by 1.1 million.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.22 per share. The dividend is payable April 17, 2017 to shareholders of record at the close of business on March 16, 2017.

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EST today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 44122054, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the investor relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 44122054# when prompted. Please note that the replay will be available beginning at 7:30 p.m. EST on Wednesday, February 1, 2017, and ending at 11:59 p.m. EST on Wednesday, February 15, 2017.

About Legg Mason
Legg Mason is a global asset management firm, with $710.4 billion in AUM as of December 31, 2016. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and in the Company's quarterly reports on Form 10-Q.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-eight percent of total AUM is included in strategy AUM as of December 31, 2016, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

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LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2016	September 2016	December 2015	December 2016	December 2015
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 231,922	$ 233,328	$ 208,501	$ 692,103	$ 621,760
Funds	368,962	377,079	345,501	1,109,504	1,089,717
Performance fees	22,913	41,970	9,175	82,342	35,730
Distribution and service fees	90,195	94,545	95,919	276,122	292,381
Other	1,249	1,448	461	3,705	1,705
Total operating revenues	715,241	748,370	659,557	2,163,776	2,041,293
Operating Expenses: [1]					
Compensation and benefits	327,862	368,330	282,770	1,054,817	880,255
Distribution and servicing	123,191	128,868	132,860	376,722	421,078
Communications and technology	52,630	51,281	48,509	156,643	147,031
Occupancy	23,537	30,558	35,750	87,237	87,453
Amortization of intangible assets	7,277	6,271	1,580	19,251	2,907
Impairment of intangible assets	35,000	—	371,000	35,000	371,000
Other	34,578	35,429	27,733	121,752	114,641
Total operating expenses	604,075	620,737	900,202	1,851,422	2,024,365
Operating Income (Loss)	111,166	127,633	(240,645)	312,354	16,928
Non-Operating Income (Expense):					
Interest income	1,713	1,545	1,377	5,106	3,923
Interest expense	(29,495)	(27,925)	(8,003)	(81,985)	(33,232)
Other income (expense), net	6,126	9,975	6,520	22,686	(15,879)
Non-operating income (expense) of consolidated investment vehicles, net	1,458	5,206	(1,510)	9,892	(3,406)
Total non-operating income (expense)	(20,198)	(11,199)	(1,616)	(44,301)	(48,594)
Income (Loss) Before Income Tax Provision (Benefit)	90,968	116,434	(242,261)	268,053	(31,666)
Income tax provision (benefit)	26,441	29,902	(103,651)	71,654	(50,914)
Net Income (Loss)	64,527	86,532	(138,610)	196,399	19,248
Less: Net income (loss) attributable to noncontrolling interests	13,088	20,091	16	45,067	(993)
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 51,439	$ 66,441	$ (138,626)	$ 151,332	$ 20,241

(Continued)

[1] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:					
Compensation	$ 3,763	$ 6,821	$ —	$ 40,770	$ —
Occupancy	(962)	5,086	—	13,217	—
Other	222	1,269	2,096	18,997	2,799
Total acquisition and transition-related costs	$ 3,023	$ 13,176	$ 2,096	$ 72,984	$ 2,799

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS), CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2016	September 2016	December 2015	December 2016	December 2015
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 51,439	$ 66,441	$ (138,626)	$ 151,332	$ 20,241
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	1,706	2,183	565	4,874	1,675
Net Income (Loss) (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 49,733	$ 64,258	$ (139,191)	$ 146,458	$ 18,566
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ 0.50	$ 0.63	$ (1.31)	$ 1.44	$ 0.17
Diluted	$ 0.50	$ 0.63	$ (1.31)	$ 1.43	$ 0.17
Weighted-Average Number of Shares Outstanding: [2]					
Basic	99,403	101,817	106,432	101,897	107,741
Diluted	99,568	102,057	106,432	102,102	108,733

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,404, 3,447, and 2,812 for the quarters ended December 2016, September 2016, and December 2015, respectively, and 3,329 and 2,774 for the nine months ended December 2016 and December 2015, respectively.

[2] Diluted shares are the same as basic shares for periods with a loss.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

Quarters Ended

	December 2016			September 2016			December 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 715,601	$ (360)	$ 715,241	$ 748,384	$ (14)	$ 748,370	$ 659,636	$ (79)	$ 659,557
Total operating expenses	604,075	—	604,075	620,613	124	620,737	900,165	37	900,202
Operating Income (Loss)	111,526	(360)	111,166	127,771	(138)	127,633	(240,529)	(116)	(240,645)
Non-operating income (expense)	(20,545)	347	(20,198)	(17,023)	5,824	(11,199)	(521)	(1,095)	(1,616)
Income (Loss) Before Income Tax Provision (Benefit)	90,981	(13)	90,968	110,748	5,686	116,434	(241,050)	(1,211)	(242,261)
Income tax provision (benefit)	26,441	—	26,441	29,902	—	29,902	(103,651)	—	(103,651)
Net Income (Loss)	64,540	(13)	64,527	80,846	5,686	86,532	(137,399)	(1,211)	(138,610)
Less: Net income (loss) attributable to noncontrolling interests	13,101	(13)	13,088	14,405	5,686	20,091	1,227	(1,211)	16
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 51,439	$ —	$ 51,439	$ 66,441	$ —	$ 66,441	$ (138,626)	$ —	$ (138,626)

Nine Months Ended

	December 2016			December 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 2,164,162	$ (386)	$ 2,163,776	$ 2,041,539	$ (246)	$ 2,041,293
Total operating expenses	1,851,199	223	1,851,422	2,024,275	90	2,024,365
Operating Income (Loss)	312,963	(609)	312,354	17,264	(336)	16,928
Non-operating income (expense)	(53,063)	8,762	(44,301)	(46,388)	(2,206)	(48,594)
Income (Loss) Before Income Tax Provision (Benefit)	259,900	8,153	268,053	(29,124)	(2,542)	(31,666)
Income tax provision (benefit)	71,654	—	71,654	(50,914)	—	(50,914)
Net Income (Loss)	188,246	8,153	196,399	21,790	(2,542)	19,248
Less: Net income (loss) attributable to noncontrolling interests	36,914	8,153	45,067	1,549	(2,542)	(993)
Net Income Attributable to Legg Mason, Inc.	$ 151,332	$ —	$ 151,332	$ 20,241	$ —	$ 20,241

[1] Other represents consolidated sponsored investment products that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]

(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2016	September 2016	December 2015	December 2016	December 2015
Operating Revenues, GAAP basis	$ 715,241	$ 748,370	$ 659,557	$ 2,163,776	$ 2,041,293
Plus (less):					
Pass-through performance fees	(2,250)	(35,831)	—	(52,681)	—
Operating revenues eliminated upon consolidation of investment vehicles	360	14	79	386	246
Distribution and servicing expense excluding consolidated investment vehicles	(123,326)	(128,806)	(132,850)	(376,722)	(421,050)
Operating Revenues, as Adjusted	$ 590,025	$ 583,747	$ 526,786	$ 1,734,759	$ 1,620,489
Operating Income (Loss), GAAP basis	$ 111,166	$ 127,633	$ (240,645)	$ 312,354	$ 16,928
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	1,474	5,432	2,742	9,072	(1,547)
Impairment of intangible assets	35,000	—	371,000	35,000	371,000
Amortization of intangible assets	7,277	6,271	1,580	19,251	2,907
Contingent consideration fair value adjustments	(14,500)	(7,000)	(26,375)	(39,500)	(26,375)
Operating income of consolidated investment vehicles, net	360	138	116	609	336
Operating Income, as Adjusted	$ 140,777	$ 132,474	$ 108,418	$ 336,786	$ 363,249
Operating Margin, GAAP basis	15.5 %	17.1 %	(36.5) %	14.4 %	0.8 %
Operating Margin, as Adjusted	23.9	22.7	20.6	19.4	22.4

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2016	September 2016	December 2015	December 2016	December 2015
Cash provided by operating activities, GAAP basis	$ 209,102	$ 303,829	$ 154,684	$ 346,961	$ 306,392
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	28,534	26,487	6,278	78,927	31,083
Current tax expense (benefit)	(2,981)	15,689	(671)	11,925	5,317
Net change in assets and liabilities	(108,242)	(92,837)	(12,092)	21,346	119,140
Net change in assets and liabilities					
of consolidated investment vehicles	43,732	(97,344)	3,337	(15,041)	8,403
Net (income) loss attributable to noncontrolling interests	(13,088)	(20,091)	(16)	(45,067)	993
Net gains (losses) and earnings on investments	2,432	1,103	(7,611)	(959)	14,725
Net gains (losses) on consolidated investment vehicles	1,458	5,206	(1,510)	9,892	(3,406)
Other	(638)	948	(1,302)	(1,137)	(1,127)
Adjusted EBITDA	$ 160,309	$ 142,990	$ 141,097	$ 406,847	$ 481,520

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information." We have previously disclosed Adjusted EBITDA (also referred to as "EBITDA, bank defined" in the past) that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

| By asset class: | Quarters Ended | | | | |
	December 2016	September 2016	June 2016	March 2016	December 2015
Equity	$ 169.0	$ 168.4	$ 161.1	$ 162.3	$ 167.3
Fixed Income	381.1	396.9	387.2	372.3	364.8
Alternative	71.5	72.0	72.6	22.7	24.1
Long-Term Assets	621.6	637.3	620.9	557.3	556.2
Liquidity	88.8	95.6	121.0	112.3	115.3
Total	$ 710.4	$ 732.9	$ 741.9	$ 669.6	$ 671.5

| By asset class (average): | Quarters Ended | | | | | Nine Months Ended | |
	December 2016	September 2016	June 2016	March 2016	December 2015	December 2016	December 2015
Equity	$ 166.7	$ 166.1	$ 162.3	$ 159.0	$ 170.7	$ 165.1	$ 178.6
Fixed Income	387.8	393.7	377.6	365.3	366.3	385.2	367.6
Alternative	71.3	72.1	57.8	23.3	22.8	66.0	20.6
Long-Term Assets	625.8	631.9	597.7	547.6	559.8	616.3	566.8
Liquidity	90.9	110.2	111.4	114.7	123.2	103.4	125.7
Total	$ 716.7	$ 742.1	$ 709.1	$ 662.3	$ 683.0	$ 719.7	$ 692.5

Component Changes in Assets Under Management

| | Quarters Ended | | | | | Nine Months Ended | |
	December 2016	September 2016	June 2016	March 2016	December 2015	December 2016	December 2015
Beginning of period	$ 732.9	$ 741.9	$ 669.6	$ 671.5	$ 672.1	$ 669.6	$ 702.7
Net client cash flows:							
Equity	(3.7)	(1.5)	(3.0)	(4.4)	(4.3)	(8.4)	(5.3)
Fixed Income	0.5	2.8	3.9	(7.8)	2.3	7.3	8.2
Alternative	(0.8)	(1.6)	(2.0)	(1.0)	(0.4)	(4.4)	(0.9)
Long-Term flows	(4.0)	(0.3)	(1.1)	(13.2)	(2.4)	(5.5)	2.0
Liquidity	(6.9)	(25.4)	8.0	(3.3)	(10.9)	(24.2)	(11.6)
Total net client cash flows	(10.9)	(25.7)	6.9	(16.5)	(13.3)	(29.7)	(9.6)
Market performance and other	(2.3)	15.7	12.3	9.7	6.4	25.7	(25.0)
Impact of foreign exchange	(8.4)	1.0	2.0	4.7	(0.5)	(5.4)	(3.4)
Acquisitions (disposition), net	(0.9)	—	51.1	0.2	6.8	50.2	6.8
End of period	$ 710.4	$ 732.9	$ 741.9	$ 669.6	$ 671.5	$ 710.4	$ 671.5

NOTE 1: Alternative assets include all AUM managed by Clarion Partners, EnTrustPermal, RARE Infrastructure, and Glouston Capital (formerly Permal Capital Management).

NOTE 2: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted
We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Adjusted EBITDA
We define Adjusted EBITDA as cash provided (used in) by operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

13

LEGG MASON
GLOBAL ASSET MANAGEMENT

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

We have previously disclosed Adjusted EBITDA that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.